INDEPENDENCE HOLDING COMPANY	CONTACT: ADAM C. VANDERVOORT
96 CUMMINGS POINT ROAD	(646) 509-2156
STAMFORD, CONNECTICUT 06902	www.ihcgroup.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY

ANNOUNCES COMMENCEMENT OF TENDER OFFER

FOR AMERICAN INDEPENDENCE CORP. COMMON STOCK

Stamford, Connecticut, September 4, 2013. Independence Holding Company (NYSE: IHC) today announced that it has commenced a tender offer to purchase up to 762,640 shares of the common stock of American Independence Corp. (NASDAQ: AMIC) for $10.00 net per share in cash (the “Tender Offer”). The Tender Offer will expire at 5:00 P.M. New York City time on Wednesday October 2, 2013, unless extended by IHC. If the Tender Offer is fully subscribed, following the Tender Offer, IHC and its subsidiaries may own up to 90% of AMIC’s outstanding common stock.

The complete terms and conditions of the Tender Offer are set forth in the offer to purchase and letter of transmittal being sent to holders of AMIC common stock. AMIC stockholders are urged to read the Tender Offer documents carefully. This press release is neither an offer to purchase nor a solicitation to buy any shares of stock, nor is it a solicitation for acceptance of the Tender Offer. IHC is making the Tender Offer only by, and pursuant to the terms of, the offer to purchase and the related letter of transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue-sky or other laws of such jurisdiction. None of IHC, any of its affiliates (excluding AMIC), the depositary, the information agent and the advisors and representatives of IHC is making any recommendation as to whether or not AMIC stockholders should tender their shares in the Tender Offer.

IHC has filed a Tender Offer Statement on Schedule TO (including the offer to purchase and related letter of transmittal) with the Securities and Exchange Commission (“SEC”). Before deciding to participate in the Tender Offer, AMIC stockholders should read the offer to purchase and the other documents IHC has filed with the SEC for more complete information about the Tender Offer. These documents may be obtained for free at the SEC’s website, www.sec.gov. They may also be obtained on IHC’s website at www.ihcgroup.com under the “Investors” tab under “Corporate.” Copies of the offer to purchase and the letter of transmittal may also be obtained from Registrar and Transfer Company, the information agent for the Tender Offer, at (800) 368-5948.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, limited medical, group long and short-term disability and life, dental, vision and various supplemental products. Madison Life sells group life and disability, small group major medical, major medical for individuals and families, dental, individual life insurance, and various supplemental products. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, pet insurance, and non-subscriber occupational accident and international coverages. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.